CM 3/22

SECUR 04003452 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47425

RECEIVED MAR - 1 2004 WASH. D.C. 158 PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Pershing Trading Company, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
One Pershing Plaza
(No. and Street)

Jersey City	**NJ**	**07399**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dennis Wallestad **201-413-2201**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Richard Brueckner, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition to the firm of Pershing Trading Company, as of and for the period May 1, 2003 (commencement of operations) to December 31, 2003, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

ANN ELIZABETH CRUZ
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 4/28/2004

Sworn to and subscribed before me this 24 day of 02, 2004

Ann Elizabeth Cruz
Notary Public

Richard Brueckner
Chief Executive Officer

This report** contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income.
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Partnership Equity.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PERSHING TRADING COMPANY, L.P.
(An indirect wholly-owned subsidiary of The Bank of New York Company, Inc.)

Statement of Financial Condition

As of December 31, 2003
with Report of Independent Auditors

Pershing Trading Company, L.P.

An indirect wholly-owned subsidiary of
The Bank of New York Company Inc.

Statement of Financial Condition

As of December 31, 2003

Contents

Ernst & Young
Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Partners of Pershing Trading Company, L.P.

We have audited the accompanying statement of financial condition of Pershing Trading Company, L.P. (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pershing Trading Company, L.P. at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 25, 2004

Pershing Trading Company, L.P.

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents			$	25,207,258
Receivables from brokers, dealers and clearing organizations				39,365,984
Financial instruments owned, at fair value:				
Certificates of deposit	$	5,063,348		
Corporate debt		36,872,097		
Equities		15,825,261		
Government		11,700,001		
Municipals		13,799,234		
Other		280,087		
				83,540,028
Fixed assets, at cost (net of accumulated depreciation of $259,695)				3,857,414
Other assets				273,234
Total assets			$	152,243,918

Liabilities and Partnership Equity

Liabilities:				
Financial instruments sold, not yet purchased, at fair value:				
Certificates of deposit	$	734,934		
Corporate debt		21,855,039		
Equities		1,862,305		
Government		29,353,339		
			$	53,805,617
Accrued compensation and accounts payable				13,888,096
Total liabilities				67,693,713
Partnership equity:				
General partner				845,502
Limited partner				83,704,703
Total partnership equity				84,550,205
Total liabilities and partnership equity			$	152,243,918

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of Business

Pershing Trading Company, L.P. (the "Company") is a limited partnership, the partners of which are Pershing Management Company LLC, the general partner with a 1% ownership interest, and Pershing Finance LLC, the limited partner with a 99% ownership interest, both of whom are wholly-owned subsidiaries of The Bank of New York Company, Inc. ("BNY").

On May 1, 2003, BNY purchased Pershing LLC and affiliates, which included the Company from Credit Suisse First Boston (USA), Inc. in a business combination wherein BNY purchased the equity interest of the Company and several of its affiliates along with certain transferred assets and liabilities. As a result of the acquisition, Pershing Management Company LLC and Pershing Finance LLC were established as the general partner and limited partner respectively. No adjustments of the historical carrying values of the Company's assets and liabilities to reflect the acquisition were recorded in the Company's historical financial statements. Goodwill and intangible assets and any purchase price fair value adjustments resulting from the acquisition have been recorded on the books of BNY.

The Company is a registered broker-dealer operating as a trading specialist on various regional securities exchanges and a market maker in the over-the-counter equities securities market. As a specialist, the Company partakes in market making activities primarily in fixed income and equity securities.

2. Summary of Significant Accounting Policies

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management's best judgment and estimates. Estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes may vary from actual results.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

Receivables from Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations primarily represent the net balance at Pershing LLC, the Company's clearing broker.

Financial Instruments

Financial instruments and related principal transactions revenue and expenses are recorded in the financial statements on a settlement date basis and if significant, adjustments are made to record financial instruments on a trade date basis. Financial instruments include related accrued interest or dividends.

To the extent the Company has surrendered control, transfers of financial assets are accounted for as sales, in accordance with Financial Accounting Standards Board Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.

Fixed Assets

Fixed assets are recorded at cost, net of accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the useful lives of the related assets, generally 4 to 15 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the term of the lease or 20 years.

Exchange Memberships

The Company maintains memberships on various domestic exchanges. Exchange memberships owned by the Company are carried at cost. Assessments of the potential impairment of carrying value, in accordance with Financial Accounting Standards Board Statement No. 144, Impairment and Disposal of Long Lived Assets, are made periodically.

Clearing Arrangements

Pursuant to agreements between the Company and its correspondent clearing broker, Pershing LLC, an affiliate, securities transactions effected by the Company are introduced and cleared on a fully disclosed basis.

3. Related Party Transactions

The Company has entered into related party transactions with affiliates, including BNY and certain of its affiliates. The Company enters into these transactions in the normal course of business.

Certain affiliates provide clearing and execution services for the Company. Included in receivables from brokers, dealers and clearing organizations on the statement of condition are cash balances receivable of $37,971,980 related to such transactions. A clearing deposit of $250,000 held with an affiliate is also included in receivables from brokers, dealers and clearing organizations.

Included in accrued compensation and accounts payable on the statement of condition is a payable of $1,739,533 related to the payment of trademark royalties to an affiliate. Included

in accrued compensation and accounts payable is $1,669,622 of fees payable to affiliates related to technology charges and overhead expenses allocated to the Company.

4. Fixed Assets

Fixed assets consist of furniture and office equipment, computer equipment and software, leasehold improvements and communications equipment. At December 31, 2003, fixed assets amounted to $3,857,414, net of accumulated depreciation of $259,695, which consisted primarily of leasehold improvements and computer software.

5. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934. As a broker-dealer who engages in activities as a market maker, and who does not carry customer accounts, the Company is required to maintain minimum net capital, as defined, of the greater of $250,000 or a specified dollar amount for each security in which it makes a market not to exceed $1,000,000. The Company's minimum net capital requirement as of December 31, 2003 was $950,000. At December 31, 2003, the Company's net capital of $68,574,417 was in excess of the minimum requirement by $67,624,417.

6. Lease Commitments

The Company has a non-cancelable lease with an affiliate covering office space expiring in 2009. At December 31, 2003, minimum future rentals on the non-cancelable office lease are as follows: 2004, $1,060,497; 2005, $1,081,707; 2006, $1,103,341; 2007, $1,125,408; 2008, $1,147,916; and 2009, $626,354.

7. Legal Proceedings

In the normal course of business, the Company may be involved in litigation. At December 31, 2003, no litigation was pending against the Company nor is management aware of any unasserted claims or assessments against the Company.

8. Trading Activities

Certain trading activities expose the Company to various risks. These risks are managed in accordance with established management policies and procedures.

Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including size, duration, composition and diversification of positions held, the absolute and relative level of interest rates and foreign currency exchange rates, as well as market volatility and liquidity. The Company manages market risk by setting risk limits.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

Credit Risk
Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. The clearing and depository operations of the Company are performed by its affiliated clearing broker pursuant to a clearance agreement. The affiliated clearing broker reviews the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by counterparties in fulfilling their contractual obligations pursuant to securities transactions can be indirectly impacted by volatile securities markets, credit markets and regulatory changes.

9. Fair Value Information

At December 31, 2003, substantially all of the Company's assets and liabilities were carried at either market or fair value, or at amounts which approximate such values. Assets and liabilities recorded at market value or fair value include cash, financial instruments owned, and financial instruments sold, not yet purchased. Assets and liabilities carried at contractual amounts that approximate fair value include receivables, payables and accrued liabilities. The market values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of these instruments.

Fair value is generally based on quoted market prices. If quoted market prices are not available, or if liquidating the Company's position is reasonably expected to affect market prices, fair value is determined based on other relevant factors, including dealer price quotations and price activity for equivalent instruments.